Exhibit 1

For Immediate Release	9 August 2019

WPP PLC (“WPP”)

Board Appointment

WPP appoints Jasmine Whitbread to the Board

WPP today announces the appointment of Jasmine Whitbread to its Board as a non-executive director.

Jasmine began her career in international marketing in the technology sector and joined Thomson Financial in 1994, becoming Managing Director of the Electronic Settlements Group. After completing the Stanford Executive Program, Jasmine set up one of Oxfam’s first regional offices, managing nine country operations in West Africa, later becoming International Director responsible for Oxfam’s programmes worldwide.

Jasmine joined Save the Children in 2005, where she was responsible for revitalising one of the UK’s most established charities. In 2010, she was appointed as Save the Children’s first International Chief Executive Officer, leading the merger of 14 separate organisations into one management line of 15,000 people across seven regions and 60 countries, aligned behind a single mission and strategy. Jasmine stepped down from Save the Children in December 2015. She is currently Chief Executive of London First and a non-executive director of Standard Chartered plc and BT Group plc.

Her appointment will be effective from 1 September 2019 and she will serve as a member of the Compensation Committee.

Commenting on the appointment, Roberto Quarta, Chairman of WPP, said: “Jasmine’s experience spans marketing, technology, finance, media, telecommunications and not-for-profit organisations. The Board will benefit greatly from this breadth of perspective and her knowledge of so many of the client sectors that WPP serves.”

Jasmine Whitbread said: “I’m delighted to be joining the Board of WPP and to have the opportunity to support the transformation of the business. The new leadership has a compelling vision for the future of the company and I look forward to working with a great team.”

This announcement contains inside information.

The person responsible for arranging the release of this announcement on behalf of WPP is Marie Capes, Company Secretary.

Further information

Chris Wade, WPP	+44 (0)20 7282 4600

About WPP

WPP is a creative transformation company. We build better futures for our clients through an integrated offer of communications, experience, commerce and technology. For more information visit www.wpp.com.